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02021666

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SECU... COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 22 2002
WASH, D.C. 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52670

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOF BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BrokerDEALS.com, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8992 Preston Rd., Suite 110
(No. and Street)

Frisco	TX	75034
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
P DEC 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are no required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Gallamore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BrokerDEALS.com, L.L.C., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RYAN JAMES ATAID
NOTARY PUBLIC STATE OF TEX
COMMISSION EXPIRES
AUGUST 16, 20

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BrokerDEALS.com, L.L.C.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JUNE 30, 2002

BrokerDEALS.com, L.L.C.

CONTENTS

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT

To the Member
BrokerDEALS.com, L.L.C.

We have audited the accompanying statement of financial condition of BrokerDEALS.com, L.L.C. as of June 30, 2002, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BrokerDEALS.com, L.L.C. as of June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cheshier & Fuller, L.L.P.
CHESHIER & FULLER, L.L.P.

Dallas, Texas
September 27, 2002

BrokerDEALS.com, L.L.C.
Statement of Financial Condition
June 30, 2002

ASSETS

Cash	$ 870
Secured demand note – related party	9,000
	$ 9,870

The accompanying notes are an integral part of these financial statements.

BrokerDEALS.com, L.L.C.
Statement of Financial Condition
June 30, 2002

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accrued interest payable	$ 900
	900
Liabilities subordinated to the claims of general creditors – related party	9,000
Member's equity	
Total member's equity	(30)
	$ 9,870

The accompanying notes are an integral part of these financial statements.

BrokerDEALS.com, L.L.C.
Statement of Income
For the Year Ended June 30, 2002

Revenues	
Commissions income	$ 81,716
Interest income	1,330
	83,046
Expenses	
Interest expense	900
Other expenses	82,283
	83,183
Loss before income taxes	(137)
Provision for income taxes	-0-
Net loss	$ (137)

The accompanying notes are an integral part of these financial statements.

BrokerDEALS.com, L.L.C.
Statement of Changes in Member's Equity
For the Year Ended June 30, 2002

Balance at July 1, 2001	$ 107
Net loss	(137)
Balance at June 30, 2002	$ (30)

The accompanying notes are an integral part of these financial statements.

BrokerDEALS.com, L.L.C.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended June 30, 2002

Balance, at July 1, 2001	$ 9,000
Increases	-0-
Decreases	-0-
Balance, at June 30, 2002	$ 9,000

The accompanying notes are an integral part of these financial statements.

BrokerDEALS.com, L.L.C.
Statement of Cash Flows
For the Year Ended June 30, 2002

Cash flows from operating activities	
Net loss	$ (137)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Change in assets and liabilities	-0-
Net cash provided (used) by operating activities	(137)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net decrease in cash	(137)
Cash at beginning of period	1,007
Cash at end of period	$ 870

Supplemental schedule of cash flow information

Cash paid during the period for:	
Interest	$ 900
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

BrokerDEALS.com, L.L.C.
Notes to Financial Statements
June 30, 2002

Note 1 - Summary of Significant Accounting Policies

BrokerDEALS.com, L.L.C. ("the Company") operates as a broker-dealer in securities registered with the Securities and Exchange Commission (S.E.C.) under Rule 15c3-3(k)(2)(i). The Company operates as a Texas Limited Liability Company (L.L.C.) and has a sole member, BrokerDEALS.com, Inc. ("the Parent"). Its member has limited personal liability for the obligations or debts of the entity. The Company was incorporated on May 18, 2000 and became effective with the National Association of Securities Dealers, Inc. (N.A.S.D.) on October 1, 2000. The Company's customers are located throughout the United States.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2002, the Company had net capital of approximately $8,970 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .10 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 - Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting material provision or benefit for income taxes is recorded as receivable from or payable to the Parent. The Company has a net operating loss of $137 that will be used to offset taxable income of the Parent.

Note 5 - Related Party Transactions

Essentially all operating costs and expenses of the Company are incurred by the Parent. The Company paid the Parent $82,285 during the year ended June 30, 2002 for reimbursement of expenses. This is reflected in other expenses.

Note 6 - Liabilities Subordinated to Claims of General Creditors – Related Party

Borrowings under subordination agreements at June 30, 2002 are as follows:

Liabilities pursuant to secured demand note collateral agreements bearing interest at 10% beginning June 27, 2000, due August 31, 2004, fully collateralized by cash	$ 9,000
	$ 9,000

The Company paid the Parent $900 of interest during the year ended June 30, 2002.

The subordinated borrowings are covered by agreements approved by the NASD and are thus available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required by the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of June 30, 2002

Schedule I

BrokerDEALS.com, L.L.C.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2002

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital	$ (30)
Add:	
Liabilities subordinated to the claims of general creditors	9,000
Total capital and allowable subordinated liabilities	8,970
Deductions and/or charges	-0-
Net capital before haircuts on securities positions	8,970
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	
Other securities	-0-
Net capital	$ 8,970

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition	
Accrued interest payable	$ 900
Total aggregate indebtedness	$ 900

Schedule I (continued)

BrokerDEALS.com, L.L.C.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 60
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 3,970
Excess net capital at 1000%	$ 8,880
Ratio: Aggregate indebtedness to net capital	.10 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

BrokerDEALS.com, L.L.C.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2002

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i).

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended June 30, 2002

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
BrokerDEALS.com, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of BrokerDEALS.com, L.L.C. ("the Company"), for the year ended June 30, 2002, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Cheshier & Fuller, L.L.P.

CHESHIER & FULLER, L.L.P.

Dallas, Texas
September 27, 2002